UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
OMB Number: 3235-
0101
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31, 2007
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FORM 144
SEC USE ONLY
DOCUMENT SEQUENCE
NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print)
Capital One Financial Corporation
(b) IRS
IDENT. NO.
54-1719854
(c) S.E.C.
FILE NO.
1-13300
Telephone
1 (d) ADDRESS OF ISSUER
STREET
CITY STATE ZIP CODE

1680 Capital One Drive
McLean, VA 22102
703 ? 720-1000
2 (a) NAME OF PERSON FOR WHOSE
ACCOUNT THE SECURITIES ARE TO BE
SOLD
Jory A. Berson
(B) IRS RESIDENT NO.

N/A
 (C ) RELATIONSHIP TO ISSUER

PRESIDENT, U.S. CARD
(D) ADDRESS
1680 CAPITAL ONE DRIVE ,
MCLEAN VA 22102

Title of
the Class
of
Securities
to be sold
Name and Address of
Each Broker Through
Whom the Securities are
to  Offered or Each
Market Maker who is
Acquiring the
Securities
SEC USE
Only
Broker-
Dealer
File
Number
Number
of
Shares
or Other
Units to
be Sold
Aggregate
Market Value
Number of
Shares or
Other Units
Outstanding
Approximate
Date of
Sale
Name of
Each
Securities
Exchange
Common
Stock
E*Trade Financial
1095 White Rock Road
Rancho Cordova, VA
95670

30,293
$2,485,843.58
@2/16/2007
304,754,446
@10/31/2006
Various
pursuant to
10b5-1 Plan
NYSE

































INSTRUCTIONS:
1. (a) Name of issuer
(b) Issuer?s I.R.S. Identification Number
(c) Issuer?s S.E.C. file number, if any
(d) Issuer?s address, including zip code
(e) Issuer?s telephone number, including area code
2. (a) Name of person for whose account the securities are to be sold
(b) Such person?s I.R.S. identification number, if such person is an entity
(c) Such person?s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person?s address, including zip code

3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-04)





TABLE I ?? SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of
the Class
Date you
Acquired
Nature of
Acquisition
Transaction
Name of Person from Whom
Acquired
(If gift, also give date
donor acquired)
Amount of
Securities
Acquired
Date of
Payment
Nature of
Payment
Common
Stock
Various
Exercise of Options
(All underlying
shares are
registered on Form
S-8)

Vesting of
Restricted Stock
Capital One Financial
Corporation
30,293
Various
Cashless
Exercise
for Options
------
Vesting of
Restricted
Stock
granted by
Issuer
INSTRUCTIONS :	If the securities were purchased and full
payment therefore was not made in cash at
       the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was
discharged in full or the last installment paid..

TABLE II ?? SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller
Title of Securities
Sold
Date of
Sale
Amount of
Securities
Sold
Gross
Proceeds
Jory A. Berson
1680 Capita One Drive
McLean, VA 22102
Common Stock
12/15/2006
2,117
$163,326.55


REMARKS: The shares being covered by this Form 144 are being sold pursuant to a 10b5-1 sales plan dated as of February 1, 2007, and the representation below regarding the seller?s knowledge of material information speaks as of that plan?s adoption date.



INSTRUCTIONS:
See the definition of ?person? in paragraph (a) of
Rule 144. Information is to be given not only as to
the person for whose account the securities are to be
sold but also as to all other persons included in
that definition. In addition, information shall be
given as to sales by all persons whose sales are
required by paragraph (e) of Rule 144 to be
aggregated with sales for the account of the person
filing
this notice.
ATTENTION:
The person for whose account the securities to which
this notice relates are to be sold hereby represents
by signing this notice that he does not know any
material adverse information in regard to the current
and prospective operations of the Issuer of the
securities to be sold which has not been publicly
disclosed.
Date of Notice : February 20, 2007
(Signature)       S./  Jory A. Berson



The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18
U.S.C. 1001)